SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on December 11, 2015

ROYAL DUTCH SHELL PLC

ADDITIONAL LISTING

Royal Dutch Shell plc (“Shell”) announces that application has been made to the UK Listing Authority and the London Stock Exchange for 49,040,564 A ordinary shares of Eur 0.07 each in the capital of Shell (the “Shares”) to be admitted to the Official List of the United Kingdom Listing Authority and to be traded on the main market of the London Stock Exchange. Application will also be made to Euronext Amsterdam for the Shares to be admitted to trading on Euronext Amsterdam.

The Shares are to be issued as a scrip dividend alternative to receiving a cash dividend in respect of the third quarter 2015 interim dividend and dealings are expected to commence on December 18, 2015.

These Shares will rank pari passu with the existing issued A ordinary shares of Eur 0.07 each.

This announcement will be available on http://www.shell.com/investor.

December 11, 2015

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards

	Name:	M Edwards
	Title:	Deputy Company Secretary

Date: December 11, 2015